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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                            (AMENDMENT NO. 3)

                         (DATED OCTOBER 14, 1997)
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          GENERAL MOTORS CORPORATION
                               (NAME OF ISSUER)

                          GENERAL MOTORS CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)

                             CLASS H COMMON STOCK
                        (TITLE OF CLASS OF SECURITIES)
                                   370442501
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PETER R. BIBLE
                           CHIEF ACCOUNTING OFFICER
                          GENERAL MOTORS CORPORATION
                            100 RENAISSANCE CENTER
                         DETROIT, MICHIGAN 48243-7301
                                (313) 556-5000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPIES TO:

          WARREN G. ANDERSEN                   ROBERT S. OSBORNE, P.C.
      GENERAL MOTORS CORPORATION                  KIRKLAND & ELLIS
       3031 WEST GRAND BOULEVARD               200 EAST RANDOLPH DRIVE
     DETROIT, MICHIGAN 48202-3091           CHICAGO, ILLINOIS 60601-6636
            (313) 974-5000                         (312) 861-2000

This statement is filed in connection with (check the appropriate box):
  a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b.[X] The filing of a registration statement under the Securities Act of
      1933.
  c.[_] A tender offer.
  d.[_] None of the above.

Check the following box if soliciting materials or an information statement referred to in checking box (a) are preliminary copies: [X]

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


                               INTRODUCTION

  This Amendment to the Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed by General Motors Corporation, a Delaware corporation ("General Motors"), in connection with a series of related transactions (the "Hughes Transactions") pursuant to which, among other things, each issued and outstanding share of Class H Common Stock, $0.10 par value per share, of General Motors ("GM Class H Common Stock") will be recapitalized and converted into one share of a new class of common stock of General Motors ("New GM Class H Common Stock") and the right to receive a distribution of Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of HE Holdings, Inc. ("HE Holdings"). As a result of the Hughes Transactions, among other things, (a) holders of GM Class H Common Stock will remain stockholders of General Motors as holders of New GM Class H Common Stock and become stockholders of HE Holdings, which, immediately after the Hughes Transactions, will merge with Raytheon Company and be renamed "Raytheon Company," and (b) GM Class H Common Stock will cease to exist. This Amendment amends and supplements the Transaction Statement as filed previously hereto.

  General Motors has filed a Registration Statement on Form S-4 for the New GM Class H Common Stock (as amended and including exhibits, the "New GM Class H Registration Statement") and HE Holdings has filed a Registration Statement on Form S-4 for the Class A Common Stock (as amended and including exhibits, and together with the New GM Class H Registration Statement, the "Registration Statements") with the Securities and Exchange Commission concurrently herewith in connection with the Hughes Transactions.

  The cross reference sheet on the following pages, which is supplied pursuant to General Instruction F to Schedule 13E-3, shows the location in the solicitation statement/prospectus that forms a part of the Registration Statements (as amended, the "Solicitation Statement/Prospectus") of the information required to be included in response to the items of the Transaction Statement. The information set forth in the Registration Statements is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by such reference.

                             CROSS REFERENCE SHEET

         SCHEDULE 13E-3 ITEM               CAPTION OR LOCATION IN SOLICITATION
               NUMBER                             STATEMENT/PROSPECTUS
         -------------------               -----------------------------------
  1.  Issuer and Class of
       Security
       Subject to the
       Transaction
      (a).....................   Introduction--The Issuers
      (b).....................   GM Class H Common Stock--Introduction
      (c).....................   GM Class H Common Stock--Price Range and Dividends
      (d).....................   Considerations Relating to GM's Dual-Class Common Stock
                                  Capital Structure--Overview; GM Class H Common Stock--
                                  Price Range and Dividends; --Dividend Policy
      (e).....................   *
      (f).....................   *
  2.  Identity and Background.   *
      (a).....................   *
      (b).....................   *
      (c).....................   *
      (d).....................   *
      (e).....................   *
      (f).....................   *
      (g).....................   *
  3.  Past Contacts,
       Transactions or
       Negotiations
      (a).....................   Not applicable
      (b).....................   Special Factors--Background of the Hughes Transactions
  4.  Terms of Transaction
      (a).....................   Special Factors--The Distribution Ratio; Description of
                                  the Hughes Transactions; Description of the Raytheon
                                  Merger; Separation and Transition Arrangements;
                                  Considerations Relating to GM's Dual-Class Common
                                  Stock Capital Structure; New GM Class H Common Stock;
                                  New Raytheon Capital Stock
      (b).....................   Not applicable
  5.  Plans or Proposals of
       the Issuer
       or Affiliate
      (a).....................   Not applicable
      (b).....................   Not applicable
      (c).....................   Not applicable
      (d).....................   Considerations Relating to GM's Dual-Class Common Stock
                                  Capital Structure--New GM Board Policy Statement; New
                                  GM Class H Common Stock--GM Certificate of
                                  Incorporation Provisions Regarding Dividends; --
                                  Dividend Policy

         SCHEDULE 13E-3 ITEM              CAPTION OR LOCATION IN SOLICITATION
               NUMBER                            STATEMENT/PROSPECTUS
         -------------------              -----------------------------------
      (e).....................  Special Factors--Purposes of the Hughes Transactions--
                                 Integration of Delco and Delphi; --Background of the
                                 Hughes Transactions--Development of the Hughes
                                 Transactions and The Raytheon Merger--September 23,
                                 1997 Capital Stock Committee Meeting; --Hughes
                                 Transactions Fairness Opinions: Merrill Lynch and
                                 Salomon Brothers
      (f).....................  Not applicable
      (g).....................  Not applicable
 6.   Source and Amounts of
       Funds
       or Other Consideration
      (a).....................  Estimated Fees and Expenses
      (b).....................  Estimated Fees and Expenses
      (c).....................  Not applicable
      (d).....................  Not applicable
 7.   Purpose(s),
       Alternatives,
       Reasons and Effects
      (a).....................  Special Factors--Purposes of the Hughes Transactions
      (b).....................  Special Factors--Alternatives to the Hughes
                                 Transactions
      (c).....................  Special Factors--Purposes of the Hughes Transactions;
                                 --Alternatives to the Hughes Transactions; --
                                 Background of the Hughes Transactions
      (d).....................  Special Factors--Certain U.S. Federal Income Tax
                                 Considerations Relating to Certain of the Hughes
                                 Transactions; --The Distribution Ratio; Description of
                                 the Hughes Transactions; Description of the Raytheon
                                 Merger
 8.   Fairness of the
       Transaction
      (a).....................  Special Factors--Recommendations of the Capital Stock
                                 Committee and the GM Board; Fairness of the Hughes
                                 Transactions
      (b).....................  Special Factors--Recommendations of the Capital Stock
                                 Committee and the GM Board; Fairness of the Hughes
                                 Transactions
      (c).....................  Special Factors--Requisite Stockholder Approval of the
                                 Hughes Transactions; Description of the Hughes
                                 Transactions--Stockholder Approval of the Hughes
                                 Transactions; Solicitation of Written Consent of GM's
                                 Common Stockholders
      (d).....................  *
      (e).....................  Special Factors--Recommendations of the Capital Stock
                                 Committee and the GM Board; Fairness of the Hughes
                                 Transactions
      (f).....................  Not applicable

         SCHEDULE 13E-3 ITEM              CAPTION OR LOCATION IN SOLICITATION
               NUMBER                            STATEMENT/PROSPECTUS
         -------------------              -----------------------------------
  9.  Reports, Opinions,
       Appraisals
       and Certain
       Negotiations
      (a).....................  Special Factors--Background of the Hughes Transactions;
                                 --Hughes Transactions Fairness Opinions: Merrill Lynch
                                 and Salomon Brothers; Description of the Raytheon
                                 Merger--Raytheon Merger Fairness Opinion: Goldman
                                 Sachs


      (b).....................  Special Factors--Background of the Hughes Transactions;
                                 --Hughes Transactions Fairness Opinions: Merrill Lynch
                                 and Salomon Brothers; Description of the Raytheon
                                 Merger--Raytheon Merger Fairness Opinion: Goldman
                                 Sachs
      (c).....................  Special Factors--Hughes Transactions Fairness Opinions:
                                 Merrill Lynch and Salomon Brothers; Description of the
                                 Raytheon Merger--Raytheon Merger Fairness Opinion:
                                 Goldman Sachs; Appendix B--Fairness Opinions
 10.  Interest in Securities
       of the Issuer
      (a).....................  Security Ownership of Certain Beneficial Owners and
                                 Management of General Motors. See also Item 10 of the
                                 Transaction Statement.
      (b).....................  *
 11.  Contracts, Arrangements   Description of the Hughes Transactions--GM Spin-Off
       or                        Merger Agreement; Description of the Raytheon Merger--
       Understandings with       Implementation Agreement
       Respect to the Issuer's
       Securities
 12.  Present Intention and
       Recommendation of
       Certain
       Persons with Regard to
       the
       Transaction
      (a).....................  Solicitation of Written Consent of GM's Common
                                 Stockholders-- Matter to be Approved
      (b).....................  Special Factors--Background of the Hughes Transactions;
                                 --Recommendations of the Capital Stock Committee and
                                 the GM Board; Fairness of the Hughes Transactions;
                                 Solicitation of Written Consent of GM's Common
                                 Stockholders--Matter To Be Approved
 13.  Other Provisions of the
       Transaction
      (a).....................  Description of the Hughes Transactions--No Appraisal
                                 Rights
      (b).....................  Not applicable
      (c).....................  Not applicable
 14.  Financial Statements
      (a).....................  Introduction--Summary Financial Information--Certain
                                 Historical and Per Share Information--GM Common Stock
                                 Historical Per Share Data. See also Item 14 of the
                                 Transaction Statement.
      (b).....................  Not applicable

         SCHEDULE 13E-3 ITEM              CAPTION OR LOCATION IN SOLICITATION
               NUMBER                            STATEMENT/PROSPECTUS
         -------------------              -----------------------------------
 15.  Persons and Assets
       Employed,
       Retained or Utilized
      (a).....................  Special Factors--Background of the Hughes Transactions;
                                 Solicitation of Written Consent of GM's Common
                                 Stockholders
      (b).....................  Solicitation of Written Consent of GM's Common
                                 Stockholders
 16.  Additional Information..  The information contained in the Registration
                                 Statements is incorporated herein by reference in its
                                 entirety.
 17.  Material to be Filed as
       Exhibits
      (a).....................  Not applicable
      (b).....................  Fairness opinions of each of Merrill Lynch, Salomon
                                 Brothers and Goldman Sachs are included in Appendix B
                                 attached to the Solicitation Statement/Prospectus. See
                                 also Item 17 of the Transaction Statement.
      (c).....................  Form of Agreement and Plan of Merger by and between
                                 General Motors Corporation and GM Mergeco Corporation
                                 is attached as Appendix A to the Solicitation
                                 Statement/Prospectus. See also Item 17 of the
                                 Transaction Statement.
      (d).....................  Solicitation Statement/Prospectus (and Consent Cards)
      (e).....................  Not applicable
      (f).....................  Not applicable

--------

*  This information is located in the Transaction Statement only.

ITEM 1. ISSUER AND CLASS

  ITEM 1(A)

  The information set forth in the Solicitation Statement/Prospectus under "Introduction--The Issuers" is incorporated herein by reference.

  ITEM 1(B)

  The information set forth in the Solicitation Statement/Prospectus under "GM Class H Common Stock-- Introduction" is incorporated herein by reference.

  ITEM 1(C)

  The information set forth in the Solicitation Statement/Prospectus under "GM Class H Common Stock--Price Range and Dividends" is incorporated herein by reference.

  ITEM 1(D)

  The information set forth in the Solicitation Statement/Prospectus under "Considerations Relating to GM's Dual-Class Common Stock Capital Structure-- Overview," "GM Class H Common Stock--Price Range and Dividends" and "-- Dividend Policy" is incorporated herein by reference.

  ITEM 1(E)

  On April 27, 1995, General Motors registered under the Securities Act an underwritten public offering of 15 million shares of GM Class H Common Stock owned by Howard Hughes Medical Institute ("HHMI"). All such shares were sold to the public at a price per share of $38.50. General Motors received none of the proceeds of this offering. Before deducting expenses, HHMI received aggregate proceeds from the offering of $557,500,000.

  ITEM 1(F)

  Since January 1, 1995, neither General Motors nor any of its affiliates has purchased GM Class H Common Stock in open-market or negotiated transactions.

ITEM 2. IDENTITY AND BACKGROUND

  General Motors, the person filing the Transaction Statement, is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

  ITEM 2(A)

  The persons enumerated in General Instruction C to Schedule 13E-3 (each, an "Instruction C Person") are Anne L. Armstrong, Percy N. Barnevik, John H. Bryan, Thomas E. Everhart, Charles T. Fisher, III, George M.C. Fisher, J. Willard Marriott, Jr., Ann D. McLaughlin, Harry J. Pearce, Eckhard Pfeiffer, John G. Smale, John F. Smith, Jr., Louis W. Sullivan, Dennis Weatherstone, Thomas H. Wyman, C. Michael Armstrong, J.T. Battenberg, III, Louis R. Hughes,
J. Michael Losh and G. Richard Wagoner, Jr.

  ITEM 2(B) THROUGH (D)

  The following information with respect to principal occupation or employment and name of the corporation or other organization in which such occupation or employment is carried on has been furnished to General Motors by the Instruction C Persons.

  ANNE L. ARMSTRONG, P.O. Box 1358, Kingsville, Texas 78364; Chairman, Board of Trustees, Center for Strategic and International Studies.

  PERCY N. BARNEVIK, Affolternstrasse 44, Box 8131, CH-8050 Zurich, Switzerland; Chairman, ABB Asea Brown Boveri Ltd., Zurich, Switzerland, serving electric power generation, transmission and distribution customers as well as industrial, environmental control and mass transit markets.

  JOHN H. BRYAN, Sara Lee Corporation, Three First National Plaza, Chicago, Illinois 60602-4260; Chairman and Chief Executive Officer, Sara Lee Corporation, Chicago.

  THOMAS E. EVERHART, California Institute of Technology, Parsons-Oates Hall of Administration, 1201 East California Boulevard, Pasadena, California 91125; President and Professor of Electrical Engineering and Applied Physics, California Institute of Technology, Pasadena.

  CHARLES T. FISHER, III, 100 Renaissance Center, Detroit, Michigan 48243; Retired Chairman and President of NBD Bancorp, Inc. and its subsidiary NBD Bank, N.A.

  GEORGE M.C. FISHER, 343 State Street, Rochester, New York 14650; Chairman and Chief Executive Officer, Eastman Kodak Company, Rochester, NY, since December 1, 1993. Held additional office of President (December 1993-December
1996); Chairman and Chief Executive Officer, Motorola, Inc. (1990-1993); 1303 East Algonquin Road, Schaumburg, Illinois 60196.

  J. WILLARD MARRIOTT, JR., Marriott International, Inc., One Marriott Drive, Washington, D.C. 20058; Chairman and Chief Executive Officer, Marriott International, Inc., Washington, D.C., since October 1993; President (October 1993-March 1997); Chairman, President and Chief Executive Officer, Marriott Corporation (1985-1993).

  ANN D. MCLAUGHLIN, 4320 Garfield, N.W., Washington, D.C.; Former U.S. Secretary of Labor (1987-1989); Chairman, The Aspen Institute; President, Federal City Council, Washington, D.C. (1990-1995); 1155 15th Street N.W., Washington, D.C. 20005.

  HARRY J. PEARCE, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan 48202-3091; Vice Chairman, Board of Directors since January 1, 1996 with responsibility for Hughes Electronics Corporation, GM Locomotive Group, Allison Transmission Division and Corporate Affairs; Executive Vice President (1994-1995) and General Counsel (1992-1994).

  ECKHARD PFEIFFER, 20555 State Highway 249, Houston, Texas 77070; President, Chief Executive Officer and Director (since October 1991), Compaq Computer Corporation, Houston, Texas.

  JOHN G. SMALE, The Procter & Gamble Company, P.O. Box 599, Cincinnati, Ohio 45201-0599; Chairman of the Executive Committee of General Motors Corporation since January 1, 1996, former Chairman, General Motors Corporation (November 1992-December 1995).

  JOHN F. SMITH, JR., General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan 48202-3091; Chairman, General Motors Corporation since January 1, 1996, and Chief Executive Officer and President since 1992.

  LOUIS W. SULLIVAN, Morehouse School of Medicine, 720 Westview Drive, S.W., Atlanta, Georgia 30310-1495; President, Morehouse School of Medicine, Atlanta, Georgia, since January 21, 1993; U.S. Secretary of Health and Human Services (1989-1993); 200 Independence Avenue, S.W., Washington, D.C. 20201.

  DENNIS WEATHERSTONE, J.P. Morgan & Co. Incorporated, 60 Wall Street, 21st Floor, New York, New York 10260; Retired Chairman and currently director of J.
P. Morgan & Co. Incorporated and its subsidiary Morgan Guaranty Trust Company of New York.

  THOMAS H. WYMAN, S.G. Warburg & Co., Inc., 277 Park Avenue, New York, New York 10172; Senior Adviser, SBC Warburg Inc., Chairman, S.G. Warburg & Co. Inc., New York (1992-1996).

  C. MICHAEL ARMSTRONG, Hughes Electronics Corporation, 7200 Hughes Terrace, Los Angeles, California 90045-0066; Chairman and Chief Executive Officer, Hughes Electronics Corporation since March 1992.

  J. T. BATTENBERG, III, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President, General Motors since July 1995 and President, Delphi Automotive Systems since July 1994, Senior Vice President (July 1994-July 1995), Vice President and Group Executive in charge of the Automotive Components Group (May 1992-July 1994).

  LOUIS R. HUGHES, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President, International Operations, General Motors since November 1992 and President, International Operations since September 1994.

  J. MICHAEL LOSH, General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President and Chief Financial Officer, General Motors since July 1994, Group Executive in charge of North American Vehicle Sales, Service, and Marketing (May 1992-July 1994).

  G. RICHARD WAGONER, JR., General Motors Corporation, 3044 West Grand Boulevard, Detroit, Michigan, 48202-3091; Executive Vice President, General Motors since November 1992 and President, North American Operations since July 1994, Chief Financial Officer (November 1992-July 1994).

  ITEM 2(E)

  To the best of General Motors' knowledge, during the past five years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  ITEM 2(F)

  To the best of General Motors' knowledge, during the past five years, no Instruction C Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  ITEM 2(G)

  All of the Instruction C Persons are U.S. citizens, except for Mr. Barnevik, who is a citizen of Sweden, and Mr. Pfeiffer, who is a citizen of Germany.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

  ITEM 3(A)

  Not applicable.

  ITEM 3(B)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Background of the Hughes Transactions" is incorporated herein by reference.

ITEM 4. TERMS OF TRANSACTION

  ITEM 4(A)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--The Distribution Ratio," "Description of the Hughes Transactions," "Description of the Raytheon Merger," "Separation and Transition Arrangements," "Considerations Relating to GM's Dual-Class Common Stock Capital Structure," "New GM Class H Common Stock" and "New Raytheon Capital Stock" is incorporated herein by reference.

  ITEM 4(B)

  Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  ITEM 5(A)

  Not applicable.

  ITEM 5(B)

  Not applicable.

  ITEM 5(C)

  Not applicable.

  ITEM 5(D)

  The information set forth in the Solicitation Statement/Prospectus under "Considerations Relating to GM's Dual-Class Common Stock Capital Structure-- New GM Board Policy Statement," "New GM Class H Common Stock--GM Certificate of Incorporation Provisions Regarding Dividends" and "--Dividend Policy" is incorporated herein by reference.

  ITEM 5(E)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Purposes of the Hughes Transactions--Integration of Delco and Delphi," "--Background of the Hughes Transactions-- Development of the Hughes Transactions and the Raytheon Merger--September 23, 1997 Capital Stock Committee Meeting" and "--Hughes Transactions Fairness Opinions: Merrill Lynch and Salomon Brothers" is incorporated herein by reference.

  ITEM 5(F)

  Not applicable.

  ITEM 5(G)

  Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

  ITEM 6(A)

  The information set forth in the Solicitation Statement/Prospectus under "Estimated Fees and Expenses" is incorporated herein by reference.

  ITEM 6(B)

  The information set forth in the Solicitation Statement/Prospectus under "Estimated Fees and Expenses" is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

  ITEM 7(A)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Purposes of the Hughes Transactions" is incorporated herein by reference.

  ITEM 7(B)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Alternatives to the Hughes Transactions" is incorporated herein by reference.

  ITEM 7(C)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Purposes of the Hughes Transactions," "--Alternatives to the Hughes Transactions" and "--Background of the Hughes Transactions" is incorporated herein by reference.

  ITEM 7(D)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Certain U.S. Federal Income Tax Considerations Relating to Certain of the Hughes Transactions," "--The Distribution Ratio," "Description of the Hughes Transactions" and "Description of the Raytheon Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

  ITEM 8(A)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors-- Recommendations of the Capital Stock Committee and the GM Board; Fairness of the Hughes Transactions" is incorporated herein by reference.

  ITEM 8(B)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors-- Recommendations of the Capital Stock Committee and the GM Board; Fairness of the Hughes Transactions" is incorporated herein by reference.

  ITEM 8(C)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Requisite Stockholder Approval of the Hughes Transactions," "Description of the Hughes Transactions--Stockholder Approval of the Hughes Transactions" and "Solicitation of Written Consent of GM's Common
Stockholders" is incorporated herein by reference.

  ITEM 8(D)

  No unaffiliated representative has been retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Hughes Transactions or preparing a report concerning the fairness of the Hughes Transactions.

  ITEM 8(E)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors-- Recommendations of the Capital Stock Committee and the GM Board; Fairness of the Hughes Transactions" is incorporated herein by reference.

  ITEM 8(F)

  Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

  ITEM 9(A)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Background of the Hughes Transactions," "--Hughes Transactions Fairness Opinions: Merrill Lynch and Salomon Brothers" and "Description of the Raytheon Merger--Raytheon Merger Fairness Opinion: Goldman Sachs" is incorporated herein by reference.

  ITEM 9(B)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Background of the Hughes Transactions," "--Hughes Transactions Fairness Opinions: Merrill Lynch and Salomon Brothers" and "Description of the Raytheon Merger--Raytheon Merger Fairness Opinion: Goldman Sachs" is incorporated herein by reference.

  ITEM 9(C)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Hughes Transactions Fairness Opinions: Merrill Lynch and Salomon Brothers," "Description of the Raytheon Merger-- Raytheon Merger Fairness Opinion: Goldman Sachs" and "Appendix B--Fairness Opinions" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

  ITEM 10(A)

  The following table sets forth, based on information available to General Motors as of September 30, 1997, beneficial ownership of GM Class H Common Stock for certain Instruction C Persons and pension and profit-sharing or similar plans of General Motors and its affiliates. Ownership of less than one percent of the outstanding shares of GM Class H Common Stock is indicated by an asterisk. Information for the remaining Instruction C Persons is set forth in the Solicitation Statement/Prospectus under "Security Ownership of Certain Beneficial Owners and Management of General Motors" and is incorporated herein by reference.

                                                              SHARES    PERCENT
                                                           BENEFICIALLY   OF
                        BENEFICIAL OWNER                      OWNED      CLASS
                        ----------------                   ------------ -------
      J. T. Battenberg, III...............................       6,177      *
      J. M. Losh..........................................       5,645      *
      General Motors Savings Plans Master Trust...........   5,379,217    5.3%
      General Motors Canadian Savings-Stock Purchase
       Program............................................      58,131      *
      Hughes Electronics Corporation Savings Plan Master
       Trust..............................................  15,358,902   15.0%
      Hughes Aircraft of Canada Limited Employee Savings
       Plan...............................................      20,732      *

  ITEM 10(B)

  To be provided by amendment.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

  The information set forth in the Solicitation Statement/Prospectus under "Description of the Hughes Transactions--GM Spin-Off Merger Agreement" and "Description of the Raytheon Merger--Implementation Agreement" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

  ITEM 12(A)

  The information set forth in the Solicitation Statement/Prospectus under "Solicitation of Written Consent of GM's Common Stockholders--Matter To Be Approved" is incorporated herein by reference. Other than as set forth in such section, General Motors has not received any notice of intent with respect to the vote on the Hughes Transactions from any person enumerated in Item 12(a) of Schedule 13E-3.

  ITEM 12(B)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Background of the Hughes Transactions," "--Recommendations of the Capital Stock Committee and the GM Board; Fairness of the Hughes Transactions" and "Solicitation of Written Consent of GM's Common Stockholders--Matter To Be Approved" is incorporated herein by reference. Other than as set forth in such sections, General Motors has not received any notice that any person enumerated in Item 12(a) of Schedule 13E-3 has made any recommendation with respect to the Hughes Transactions.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

  ITEM 13(A)

  The information set forth in the Solicitation Statement/Prospectus under "Description of the Hughes Transactions--No Appraisal Rights" is incorporated herein by reference.

  ITEM 13(B)

  Not applicable.

  ITEM 13(C)

  Not applicable.

ITEM 14. FINANCIAL STATEMENTS

  ITEM 14(A)(1)

  The information set forth on pages II-3 to II-41 of the Annual Report on Form 10-K for the year ended December 31, 1996, of General Motors is incorporated herein by reference.

  ITEM 14(A)(2)

  The information set forth on pages 3 to 11 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, of General Motors is incorporated herein by reference.

  ITEM 14(A)(3)

  The information set forth on page IV-10 of the Annual Report on Form 10-K for the year ended December 31, 1996, of General Motors and on page 66 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, of General Motors is incorporated herein by reference.

  ITEM 14(A)(4)

  The information in the Solicitation Statement/Prospectus under "Introduction--Summary Financial Information--Certain Historical and Per Share Information--GM Common Stock Historical Per Share Data" is incorporated herein by reference.

  ITEM 14(B)

  Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

  ITEM 15(A)

  The information set forth in the Solicitation Statement/Prospectus under "Special Factors--Background of the Hughes Transactions" and "Solicitation of Written Consent of GM's Common Stockholders" is incorporated herein by reference.

  ITEM 15(B)

  The information set forth in the Solicitation Statement/Prospectus under "Solicitation of Written Consent of GM's Common Stockholders" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

  The information contained in the Registration Statements is incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

  Exhibit (a) Not applicable.

  Exhibit (b)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated ("Merrill Lynch"), dated October 6, 1997, which is included in Appendix B attached to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto.

  Exhibit (b)(2) Opinion of Salomon Brothers Inc ("Salomon Brothers"), dated
                 October 6, 1997, which is included in Appendix B attached to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto.

  Exhibit (b)(3) Opinion of Goldman, Sachs & Co. Incorporated ("Goldman
                 Sachs"), dated January 16, 1997, which is included in Appendix B attached to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto.

  Exhibit (b)(4) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated January 16, 1997, given by Merrill Lynch and Salomon Brothers.

  Exhibit (b)(5) Presentation to the General Motors Board of Directors, dated
                 January 16, 1997, given by Goldman Sachs (certain confidential portions have been omitted pursuant to a confidential treatment request which has been separately filed).

  Exhibit (b)(6) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated October 6, 1997, given by Merrill Lynch and Salomon Brothers.

  Exhibit (b)(7) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated October 6, 1997, given by Merrill Lynch (certain confidential portions have been omitted pursuant to a confidential treatment request which has been separately filed).

  Exhibit (b)(8) Presentation to the General Motors Board of Directors
                 Regarding the Hughes Transactions, dated October 6, 1997, given by Salomon Brothers (certain confidential portions have been omitted pursuant to a confidential treatment request which has been separately filed).

  Exhibit (c)(1) Form of Agreement and Plan of Merger by and between General
                 Motors Corporation and GM Mergeco Corporation, which is attached as Appendix A to the Solicitation Statement/Prospectus filed as Exhibit (d) hereto. Executed Agreement and Plan of Merger to be included as Appendix A to the Solicitation Statement/Prospectus by amendment.

  Exhibit (c)(2) Implementation Agreement by and between General Motors
                 Corporation and Raytheon Company, dated as of January 16, 1997 (filed as Exhibit 2(b) to the Current Report on Form 8-K of General Motors Corporation, dated January 16, 1997, and incorporated herein by reference).

  Exhibit (d)  Solicitation Statement/Prospectus (and Consent Cards).

  Exhibit (e) Not applicable.

  Exhibit (f) Not applicable.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.

                                          General Motors Corporation

                                                 /s/ John F. Smith, Jr.
                                          By: _________________________________
                                                    John F. Smith, Jr.
                                            Chairman, Chief Executive Officer,
                                                       and President

                                          Dated: October 14, 1997

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                          DESCRIPTION OF EXHIBIT
  -------                         ----------------------
 (a)(1)    Not applicable.
 (b)(1)    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated
           October 6, 1997, which is included in Appendix B attached to the So-
           licitation Statement/Prospectus filed as Exhibit (d) hereto.
 (b)(2)    Opinion of Salomon Brothers Inc, dated October 6, 1997, which is in-
           cluded in Appendix B attached to the Solicitation
           Statement/Prospectus filed as Exhibit (d) hereto.
 (b)(3)    Opinion of Goldman, Sachs & Co. Incorporated, dated January 16,
           1997, which is included in Appendix B attached to the Solicitation
           Statement/Prospectus filed as Exhibit (d) hereto.
 (b)(4)    Presentation to the General Motors Board of Directors Regarding the
           Hughes Transactions, dated January 16, 1997, given by Merrill Lynch and Salomon Brothers.**
 (b)(5)    Presentation to the General Motors Board of Directors, dated January
           16, 1997, given by Goldman Sachs (certain confidential portions have been omitted pursuant to a confidential treatment request which has been separately filed).*
 (b)(6)    Presentation to the General Motors Board of Directors Regarding the
           Hughes Transactions, dated October 6, 1997, given by Merrill Lynch and Salomon Brothers.**
 (b)(7)    Presentation to the General Motors Board of Directors Regarding the
           Hughes Transactions, dated October 6, 1997, given by Merrill Lynch
           (certain confidential portions have been omitted pursuant to a con-
           fidential treatment request which has been separately filed).**
 (b)(8)    Presentation to the General Motors Board of Directors Regarding the
           Hughes Transactions, dated October 6, 1997, given by Salomon Broth-
           ers (certain confidential portions have been omitted pursuant to a confidential treatment request which has been separately filed).**
 (c)(1)    Form of Agreement and Plan of Merger by and between General Motors
           Corporation and GM Mergeco Corporation, which is attached as Appen-
           dix A to the Solicitation Statement/Prospectus filed as Exhibit (d)
           hereto. Executed Agreement and Plan of Merger to be included as Ap-
           pendix A to the Solicitation Statement/Prospectus by amendment.
 (c)(2)    Implementation Agreement by and between General Motors Corporation and Raytheon Company, dated as of January 16, 1997 (filed as Exhibit
           2(b) to the Current Report on Form 8-K of General Motors Corpora-
           tion, dated January 16, 1997, and incorporated herein by reference).
 (d)       Solicitation Statement/Prospectus (and Consent Cards).**
 (e)(1)    Not applicable.
 (f)(1)    Not applicable.

--------
*  Filed previously
** Filed herewith